Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

LEADER/MANAGER DIVESTITURE ANNOUNCEMENT TOOLKIT

OVERVIEW — YOUR ROLE

Lilly is announcing the start of the next phase of our separation process —divestiture of its remaining 80.2 percent ownership in Elanco. As part of this process, we will be filing what is known as an S-4 registration statement with the US Securities and Exchange Commission (SEC). Just like the S-1 registration statement we filed for the IPO, this document provides detailed information on our company and our financials to help shareholders make an informed decision about whether to participate in the exchange offer.

These are natural — and planned — next steps in our separation from Lilly and on our path to be a fully independent public company. Because this exchange offer is regulated by the SEC, we will be very limited in what we can say during this period… particularly related to the exchange offer whereby Lilly shareholders have the opportunity to exchange their Lilly shares for Elanco shares.

This toolkit is designed to help you answer questions from your teams about this process. Because of the restrictive nature of these communications, we’re not looking for proactive communications from you, but arming you to be able to respond to employees. For those of you in shared affiliate sites, we do provide recommendations on marking this occasion and thanking Lilly for their support.

We will be sharing information with the entire company through:

•                  Path to Independence special edition

•                  Announcement email with video from Jeff Simmons

•                  The Lilly announcement press release

•                  The Elanco S-4 submission press release

So please feel free to point employees to these resources, as well.

While we will likely not share a lot of information, it’s important to let employees know that this process will have very limited impact on the way we operate. Lilly will continue to provide support to Elanco through the Transition Service Agreements (TSAs) that began at the time of the IPO, including hosting Elanco employees in certain shared affiliate sites. The most important role you can play through this process is preventing employees from being distracted by it … keeping your teams focused on diligently executing against our business plans that support our IPP strategy.

Thank you, in advance, for supporting this communication.

If you have questions, please contact Colleen Parr Dekker at colleen_parr_dekker@elanco.com or 317.276.4076.

DIVESTITURE KEY MESSAGES

Lilly has announced its intention to complete the divestiture of its remaining interest in Elanco through an exchange offer.

•                  The exchange offer will be open for at least 20 trading days but that timeframe can be extended.

•                  This is the next major step in Elanco’s journey to separate from Lilly and be a fully independent, publicly traded company.

•                  This is a regulated process, which — as during the IPO period — limits what we can say.

We thank the entire Lilly organization for their support of Elanco throughout our history, but particularly in the last decade as they supported Elanco’s growth into a diversified, global company with the size and scope to successfully operate independently.

•                  Lilly’s decision to divest now, we believe, reflects its confidence that we have the right targeted strategy, are successfully progressing the execution of our strategy and are delivering on our commitments to the marketplace.

While we expect to become fully separate companies shortly, very little changes today. Lilly will continue to provide services to Elanco through Transition Service Agreements (TSA).

•                  The TSAs help Elanco transition to a completely independent company.

•                  A dedicated Elanco team is working on the transition and TSA exit plans. Most TSAs run throughout 2019 and some for a year or two beyond.

Continuing to execute our IPP strategy remains the key to our company’s — and our employees’ — long-term success.

•                  Focus on the Elanco way of execution and creating your quarterly rhythm of accountability and review.

•                  Owning and achieving plan is our path to Elanco’s and your personal growth.

Divestiture Q&A

Why is Lilly divesting the remaining 80.2% of its shares of Elanco?

From the very beginning of our IPO process, Lilly planned to divest its remaining 80.2 percent ownership of Elanco. This is the next natural step in our separation and our path to being an independent, publicly traded company.  The fact that Lilly decided to divest now, we believe, reflects its confidence in our ability to execute our targeted strategy and deliver on our commitments to the marketplace.

What happens to my unvested Lilly stock?

As we previously announced, our equity awards for qualified employees will now be issued in Elanco shares instead of Lilly shares. For those with unvested stock that vests before April 2019, those shares will be awarded in Lilly stock. Remaining unvested shares after April will convert to Elanco stock. This is a natural transition from being owned by Lilly to being an independent public company with our own stock and shareholders. More details on exactly how the conversion process will work will be shared directly with affected employees early next week.

What are the next steps in the divestiture process?

The process itself is highly regulated by the US Securities and Exchange Commission. Essentially, Lilly shareholders will have the option within the prescribed exchange period — at least 20 trading days — to exchange their existing Lilly shares for shares of Elanco. This is open to all Lilly shareholders … including Elanco employees who own Lilly shares.

I own shares in Lilly.  How does this impact me?

Employees in the U.S. and Puerto Rico who own shares of Lilly common stock, including savings plan participants, will receive information by mail. Elanco and Lilly employees located outside the U.S. may consult with the financial institution that holds their shares to understand if they are eligible and, if interested, how to participate in the exchange offer.

Now that Lilly is divesting its remaining interest in Elanco, will it continue to provide support Elanco through the TSAs?

Yes. Lilly will continue to provide support to Elanco through the Transition Service Agreements (TSAs) we signed at the time of the IPO. This is a normal way for a company separating from its former “parent” to help ensure a smooth transition to a completely independent company. We have a team hard at work to exit those TSAs — many of which extend through 2020 and beyond — as quickly as possible.

Is there anything Elanco employees need to do differently as a result of the tender process?

Our continuing key to long-term success as an independent company remains the successful execution of our business plans that ladder up to our IPP strategy. That has not changed. Owning and achieving plan is our pathway to Elanco’s — and your personal — growth.

Where can I go for additional information?

We will continue to keep you updated, as regulations permit, during the course of the exchange process. For more information on the offer, visit www.lillyexchangeoffer.com. This site will be live beginning Friday afternoon.

Thanking Lilly

While full separation will not be complete for some time, due to ongoing TSAs, we want to use the completion of the exchange offer as an opportunity to thank Lilly for its support of Elanco through our 64-year history. This also will offer an opportunity for Elanco employees to close this chapter in our history with Lilly on a positive note.

Particularly for those of you in shared offices with Lilly, we’ve prepared the following banner for you to print locally for your employees to sign. We recommend signing the banner with personal notes of thanks to Lilly for six decades of support, as well as their ongoing efforts through the IPO period. We recommend posting the banners following completion of the exchange offer and will provide the full file to you at that time.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents to be  filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.